

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561**

DIVISION OF
CORPORATION FINANCE

November 26, 2008

Via Mail and Fax

Libano Miranda Barroso
Chief Financial Officer
TAM S.A.
Avenida Jurandir, 856, Lote 4, 1° andar, CEP 04072-000
São Paulo, SP, Brazil

> **RE: TAM S.A.
> Form 20-F for the Year Ended December 31, 2007
> File Number: 333-131938**

Dear Mr. Barroso:

We have reviewed your correspondence dated October 16, 2008 and have the following comments. Where indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may raise further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 20-F for the Year Ended December 31, 2007

1. Refer to your response to our prior comment number 1. We note from your disclosures that the built-in overhaul method is applied to aircraft engines that are owned or subject to capital lease. Please explain to us and disclose the depreciable life that has been assigned to aircraft engines subject to the built-in overhaul method. Tell us whether any of the costs recorded for these engines upon their acquisition remain undepreciated beyond the first time the engines were overhauled. If so, explain to us the basis for your accounting treatment.

Item 5. Operating and Financial Review and Prospects, page 49
Operating Results, page 49

2. Refer to part (iii) of your response to our prior comment number 3. Please explain to us why bonuses for 2006 that were paid in 2007 were not accrued as part of your

results for 2006. Explain to us and disclose your accounting policy in regard to the accrual for bonuses and similar compensation. Your policy should address when and how such compensation is determined, the basis for the timing of its recognition, and any accounting guidance relied on in support of your treatment.

B. Liquidity and Capital Resources, page 64

3. Refer to your response to our prior comment number 9. The impact of credit cards on your working capital and cash flow remains unclear, particularly with respect to the timing of amounts received by you from the credit card companies. This is in association with your disclosure on page 65 that you require working capital investment in regard to credit card receivables. Please disclose the typical timeframe in which you receive funds from credit card companies in response to payments made by customers with credit cards. Since you state that customers who pay with credit cards repay the borrowed funds in installments over a period that is typically around 80 days not to exceed 6 months, address whether payments from the credit card companies to you adhere to the same timeframe.

Notes to the Consolidated Financial Statements, page F-13
Note 2(d), Property, plant and equipment, page F-15

4. Refer to your response to our prior comment number 15. Please include in your intended revised disclosure the accounting policy in regard to maintenance costs associated with assets included in property, plant and equipment other than engines.

Note 29. Summary of the Principal Differences …, page F-47
(h) Loyalty program – incremental cost, page F-55

5. Refer to your response to our prior comment number 23. It remains unclear to us why it is not appropriate to include the probability of partially earned awards being fully earned and redeemed in recording your accrual for the incremental cost of the loyalty program. The incremental cost should be based on the estimated cost of points earned to date that are ultimately expected to be redeemed. Since your loyalty program was initiated in 1993, it appears you have sufficient history from which to assess the probability of partially earned awards being fully earned and redeemed in recording your accrual. Please advise.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief